--------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                       OMB Number:3235-0419
                                                       Expires: March 31, 2000
                                                       Estimated average burden
                                                       hours per response...60.0
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         THERMALTEC INTERNATIONAL, CORP.
                 (Name of small business issuer in its charter)

           Delaware                                  11-7255619
(State or jurisdiction of                  (I.R.S. Employer Identification No.)
incorporation or organization)

68A Lamar Street, W. Babylon, New York                 11704
(Address of principal executive offices)               (Zip Code)


Issuer's telephone number, (516) 643-2285

Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered

----------------------------------   -------------------------------------------

Common Shares par value $.0001                         OTC:BB

----------------------------------   -------------------------------------------



Securities to be registered under 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                     Total Number of Pages____
                                                         Exhibit List - Page___

                         THERMALTEC INTERNAUONAL, CORP.

                               TABLE OF CONTENTS

Management Discussion & Analysis or Plan of Operation .......................3
Business.....................................................................6
Principal Shareholders......................................................12
Management..................................................................13
Certain Transactions........................................................14
Description of Securities...................................................16
Dividend Policy.............................................................18
Stock Transfer Agent........................................................18
Legal Matters...............................................................18
Index to Financial Statements. ............................................F-1

      MANAGEMENT DISCUSSION OF ANALYSIS OF CONDITION OR PLAN OF OPERATIONS

     We have established as our goals the development of facilities for thermal spray coating, machine overhaul and other business enterprises in North America and Central America.

     The primary business franchises are the machine overhaul business of Thermaltec de Costa Rica, S.A. (TCR) and the operation at West Babylon, New York. TCR is the industry leader in thermal spray in Central America and is poised to expand into other related fields in the Central American market. It is fully operational and is staffed with metallurgists and machinists; they have developed a customer base of over 300 industrial firms. Market acceptance is excellent and continues to improve. The West Babylon operation of TTI has developed thermal spray alternative technology to chrome plating. The latter is a toxic process; TTI had developed equipment, processes and operating parameters for the application of coatings superior to chrome plating. This is being done without the environmental pollution problems of the plating process. Thermaltec has not had any environmental citation or violation of any environmental law at any time in both the United States and Cost Rica.

     The West Babylon staff has also demonstrated the ability of the thermal spray process to protect the infrastructure of bridges and pumping stations from corrosion by the application of anodically protective coatings. The Company is moving to seek and acquire several major contracts.

Results of Operations

Three Months Ended December 1999 vs. December 1998

     For the three months ended December 31, 1999, Thermaltec International had $57 thousand of consolidated sales, unchanged from the activity level in the prior years' comparative period. Gross margins were 38%, versus 42% in the prior year's first quarter; reflecting a higher proportion of NYSERDA project billings in the sales mix. The operating deficit of $86 was $53 thousand higher than in the same for the period of 1998, due to the higher expenses due to the aborted merger with Camanco, which was terminated in the month of December.

1999 vs. 1998

     During 1999, sales rose by 48% to $409 thousand, primarily due to the completion of a $161 thousand contract for the anti-corrosion coating of a bridge for the New York State Department of Transportation, In addition, the Company was awarded the second phase of research for the

New York State Energy Research & Development Authority. The total amount awarded was $89 thousand, of which $21 thousand was billed during the fiscal year. These sales more than offset a decline in business activity in the Costa Rica market where industrial operations were adversely affected by heavy rains and widespread flooding. Gross profit margins were reduced from 44% to 23%, reflecting the shift in sales mix from high-margin industrial repairs to the highly competitive anti-corrosion coating business; the Company expects that average gross profit margins will improve as business conditions in Costa Rica return to normal. General and Administrative expenses rose by 100%, due to the issuance of Company shares for services. The need for these services arose from the substantial work needed to pursue the merger with Camanco Communications, a New Jersey-based company. On December 11, 1998 the two companies announced their shared intention to merge operations. On December 13, 1999 and after extensive efforts by the Company, Camanco announced that it was withdrawing from the merger. During that period, the Company incurred approximately $450 thousand of expenses for legal, financial and marketing services that were largely a direct consequence of the merger effort. The Company paid for $411 thousand of these expenses with Company shares.

1998 vs. 1997

     During 1998, sales declined by 38% from the prior years' level to $276 thousand, primarily reflecting the winding down of the first phase of a coatings research project for the New York State Energy Research & Development Authority, begun in February 1996. The project called for Thermaltec to develop alternative metallurgical coating processes to chrome plating. The latter process, used for both high-hardness coatings and for decorative purposes, is highly toxic and presents industry with severe problems of air pollution, ground water contamination and toxic waste disposal. Thermaltec's assigned goal was to investigate existing technologies that had a potential for replacing the technology of chrome plating and to work with technology partners to develop new equipment and operating parameters. Phase I of the project was completed in December of 1997, for a project total of $495 thousand in billings; the second phase of the project, with a total funding of $89 thousand, did not begin until March 1999, resulting in a one year depression in the Company's sales. Offsetting the decline in the United States, revenues in Costa Rica expanded by $78 thousand as that company expanded its penetration of the industrial, agricultural, and power generation markets.

     Operating expenses during 1998 increased by 9% despite the overall decline in sales, as the Company continued to invest in the building of its infrastructure in Costa Rica. The Company continued to carry the expenses of the operations in the Dominican Republic and in Puerto Rico until they were terminated in February and May of 1998, respectively. Operating expenses at Thermaltec de Costa Rica were reduced for the year by $17 thousand, reflecting the non-repetition of one-time moving costs in the prior year of the Costa Rican operation to a larger facility.

Liquidity and Financial Resources

     The Company has not yet achieved profitability since its inception in 1994. As a result, it has limited the amount of debt it has raised to cover only the acquisition of assets with reliably predictable benefits, such as production machinery. The Company is of the opinion that the financing necessary to fund research and market development is more appropriately obtained through the sale of equity. Debt outstanding as of December 31, 1999 consists primarily of $23 thousand of a bank note and the remainder in equipment financing; all of that debt has been obtained with personal guarantees by the Company's president, Andrew Mazzone. Since inception, the Company has received an aggregate of $1.9 million from the sale of equity.

     A close review of business operations at December 31, 1999 indicates that despite past losses, the Company remains viable, with good prospects for expansion in both the United States and in Central America. The Company anticipates further contracts for applying corrosion protection coatings on bridges for the New York State Department of Transportation and is installing improved quality control and cost accounting systems at Thermaltec de Costa Rica.

     On May 30, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit will consist of 1,000 Common shares and 1,000 B Warrants and 1,000 C Warrants to purchase additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, and sold in certain States which permit the offering to take place. The exercise price of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from termination date of the offering for the B Warrant and two years from the termination date of the offering for the C Warrant. The Warrants will expire two years after the date when they can first be exercised. Stockholders will be notified of the official termination date of the offering. The date will define the beginning time period of the respective warrant exercise rights.

Year 2000 Compliance

     The operations of the Company have not been highly vulnerable to disruption due to the "Y2K" problem. The Company replaced its entire computer hardware and accompanying software prior to the end of 1999. At the end of 1999, the Company experienced no difficulties with the "Y2K" problem and, in the opinion of management no cause for further concern exists.

Inflation

     The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Forward-looking Information

     Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forwardlooking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                                    BUSINESS

General

     Thermaltec International was incorporated in 1995 under the laws of the State of Delaware. It is engaged in the thermal spray coating industry and its primary business objective is to establish and support thermal spray coating shops throughout Latin America.

     Thermal spraying is a technology used by Thermaltec International to coat a substrate (surface) with various materials such as metals, alloys, carbides, ceramics, and some plastics. The coating material utilized depends upon the requirements of each specific application.

     The coatings utilized by Thermaltec International are produced from materials in the form of either wire or powder. The material is melted in a flame or heat source, and projected onto a substrate by a mixture of air flammable gases to form the coating. The air, flammable gases and coating are brought together in a flame in the nozzle of the gun where the coating is melted and sprayed forward onto the surface to be coated. The gases and molten coating are cooled by the surface and the coating adheres to the surface.

     Thermal spray coating technology can be utilized in any situation in which metal surfaces are worn from use or exposed to erosion or corrosion. A few of the most common applications include the rebuilding of mechanical parts, the protection of pipes (inside and outside) from corrosion, and the repair of crankshafts, turbine blades and pumps.

     Thermal spraying is a generic term used to describe a number of different technologies. Each sub-technology shares a common element in that molten or semi-molten metal particles are propelled onto a substrate where they adhere to form a coating. Each sub-technology involves tradeoffs among coating quality, deposition rates, and cost. Each of the thermal spray technologies is discussed in greater detail below.

     Thermal spray technology is a subset of materials science and surface coating engineering. Using thermal spray, technicians can apply a thick or thin metal or ceramic coating on top of a metal substrate. The coating is bonded strongly to the substrate, because the process projects molten particles onto the targeted surface at high -- sometimes hypersonic -- velocities. The coatings are thus applied with a combination of thermal and kinetic energies.

     Since it is usually only the exposed surface of parts that are subjected to stresses such as wear, erosion, or corrosion, it is possible using this technology to economically protect such surfaces. The required protection can be provided with thin coatings, using relatively little material. As a result, high performance coatings and even exotic materials can be utilized at limited cost.

     The process is technically accepted in the technologically advanced societies such as Western Europe, North America and Japan. Although accepted, it has been commercially exploited on an uneven basis. In the less developed countries, it has not yet been widely used. There remains some untapped potential in the U.S. market, but in third world countries where the need for parts overhaul is the greatest, they have not yet begun to exploit the technology to any great extent.

Company Specific

     We develop our business primarily by training a sales force of mechanical or metallurgical engineers, and have them call on leading industrial companies in the countries where its thermal spray shops are located. At the present time, Costa Rica is the company's main prototype installation. In Costa Rica, Thermaltec International does business with over 300 customers. A typical method of operation would have an engineer call on a customer who uses industrial machinery. Industrial equipment is subject to wear. Thermaltec International's engineers would assess the wear problem, and recommend a thermal spray solution. If needed, the worn part would be taken out of service, and shipped to the thermal spray shop. A coating designed to solve the problem would be applied, and then the part would be ground or machined to original specification and returned to the customer. Often a 24 hour turnaround can be achieved. We maintain a full complement of coating devices, and metal working finishing equipment. The use of this service is valuable to third world industries because: (1) the repair is generally cheaper than the cost of a new part, and the turnaround of the refurbished part is much quicker than reordering a new one. (2) Downtime of the customers' equipment is minimized. (3) The inventory of customers' spare replacement parts can be minimized by the accessibility to the thermal spray process. Pricing usually targets at 40% to 50% the cost of buying a new part. Prices above and below that target are influenced by need for quick turnaround.

     It is our intent to continue to build its Costa Rican location into the largest shop of its kind in Central America. We estimate that we will attain our goal within this year. It is anticipated that the Costa Rican operation will be profitable when it reaches a steady state sales figure of $300,000 U.S. It is currently running at a $250,000 U.S. sales rate.

Specific Technologies of Thermal Spraying

Wire Flame Spraying

     Coating material in wire form is fed into an oxygen-fuel gas combustion flame, melted, and then atomized and projected by compressed air onto a prepared substrate (the object to be sprayed upon). This is the oldest of the thermal spray processes used in industry today. This process, because of the inherent nature of the gases used, achieves a relatively low velocity flame with a temperature maximum of 5500 (degrees)F. The process is simple to use and is employed heavily in industry for rebuilding lightly worn surfaces, anticorrosion and mild wear resistant applications.

Powder Flame Spraying

     Coating material in powder form is fed into an oxygen-fuel combustion flame, melted, and projected by the gas stream onto a prepared substrate. The key difference between this and wire flame spraying is that the coating material is a powder; the powder form lends itself to a greater variety of formulations.

Electric Arc Spraying

     Coating material in wire form is electrically charged when two wires are brought together and an arc is struck between them. Compressed air atomizes the molten material and projects it onto a prepared substrate. This process allows for higher deposition rates, and higher quality coatings than traditional flame spraying.

Plasma Spraying

     Coating material in powder form is fed into a heat source created by using a high intensity electric arc, which disassociates and ionizes into a plasma gas, either of hydrogen or nitrogen. The plasma gas is used as a carrier to transfer the heat available in the arc to the particles of material being sprayed. The melted particles are projected at high velocity by the plasma gas stream onto a prepared substrate. The plasma process was developed in the late 1950's and was a technological development that allowed tremendous growth in the thermal coatings industry. Because of the high temperatures involved, virtually any material can be sprayed, and the high temperatures produce good coatings. Plasma spraying is currently utilized by industry and in particular, the aerospace industry where total sales are over $1,000,000,000 worldwide.

HVOF (High Velocity Oxygen/Fuel) --- HVAF (High Velocity Air/Kerosene)

     Coating material is fed into a mini rocket chamber and mixed with either air and kerosene (HVAF) or oxygen and propane (HVOF). A high velocity combustion flame, melts, and then projects the material onto a prepared substrate. This process was developed in the mid-1980's and is the latest development in thermal spray technology. The extremely high particle velocity (4000' per second) achieved in this process causes the particles to flatten upon impact with the substrate, resulting in high density, high bond strength coatings that are essentially stress free and of very low porosity.

     The Company uses all of these technologies in its operation.

Industries Using Thermal Sprayed Coatings

Industry                     Key Applications
--------                     ----------------

Chemical Processing          Solving corrosion problems in processing equipment.

Textiles                     Used on mill components such as guides and pins.

Medical/Dental               Titanium and hydroxyapatite coatings on medical and
                             dental implants to prolong life and reliability.

Iron and Steel making        Rolls, conveyors, thermal barriers.

Electronics                  Dielectric  coatings  and  coatings on  recording
                             heads to  improve  quality  and  prolong life.

Agricultural                 A wide variety of erosion and  corrosion  resistant
                             coatings for machine parts.

Aerospace                    Wear resistant and thermal barrier coatings for the
                             operating parts of turbojet engines.

Automotive                   Wear   resistant   coatings   for   cylinders   and
                             transmission parts.

                             Corrosion   resistant   coatings,   oxygen   sensor
                             coatings to regulate fuel air flow.

Railroad                     Traction motors.

     There  are  over  4,000  different  industrial   applications  for  thermal
coatings.

Some Other Industrial Uses Are Found In:

     The Petrochemical industries, pumps, paper and pulp manufacturing, power plants, electric motor repair, food handling, and diesel engines.

Plan of Expansion Overseas

     The Company does not plan to expand its business until the Costa Rican facility is profitable. This is expected to take one year from todays date. It is the intention to staff and support Latin American expansion through Costa Rica. Engineers, accountants, and marketing support will come from Costa Rica. It is important that the Costa Rican operation be a model site in equipment, technology, and marketing, and administration in order to serve as a demonstration site to prospective customers. The company cannot guarantee that it will reach this state, because it may not raise adequate monies to fund the operation in the required way.

     In the opinion of our management, there is a substantial need for thermal spray technology in developing countries. Such countries typically lack a developed industrial infrastructure, and due to economic considerations, equipment is used for relatively extended periods of time, and needs to be refurbished from time to time. South American, Asian, and other developing areas are best suited for the company's stand-alone thermal spray shop concept.

     When and if the company is in a positive cash position to expand its operation in Latin America, the preferred method of expansion will be to purchase a small but active machine or metal working shop in a key industrial city. The company will then have a base of established local customers to promote to when introducing thermal spraying. The company would deploy thermal spraying capability by means of a containerized flame spray system, allowing instant capability to thermal spray for new customers. We would send personnel from our Costa Rican facility to assist the launching of the thermal spraying process at a new facility. The method of operation would be identical with that of the Costa Rican pilot plant from that point on. The estimate for the purchase of an existing shop, and adding a thermal spraying capability to it would be approximately $250,000 per location. There can be no assurance that the Costa Rican pilot plant would reach a status that would induce a prospective machine shop owner to sell to the company on favorable terms. There can be no assurance that the requisite financing for funding new locations will be available to us, and if so, on terms that would allow us to make a profit. We do not intend to start these proposed shops from the ground up as we did in Costa Rica. We did so in Costa Rica to gain experience in all areas of the business in order to select the optimum method of expansion.

Competition:

     We may experience competition from a few different sources. First, the traditional manufacturers of thermal spray equipment and supplies i.e. Sulzer Metco, Westbury, NY. Eutectic Corporation, Flushing, NY, and Praxair Inc., Danbury, Connecticut, etc. Although primarily engaged in selling equipment and supplies, the users of the thermal spray processes may ultimately shift their strategy to become prime users also of the process.

     Economic trends have caused the manufacturers of equipment and supplies to lose profits to the contractors of the thermal spray process, who, in turn, use such equipment and supplies to apply a coatings service for their customers.
Thermaltec: International is a contractor. Competition also comes from alternative coating processes such as brazing and welding. The competitors cited are significantly larger than the company, in both money and technical resources. Therefore, as a defensive strategy the company operates in niche markets not currently attractive to larger competitors.

Suppliers to the Company:

     We anticipate obtaining most of its equipment and coating materials from several separate sources. The loss of any supplier will not have a long term adverse affect on our operations.

Employees:

     At present, we have 18 employees, Andrew Mazzone, the Company's President, Secretary and Treasurer/Director, and the chairman of the company has an unwritten arrangement to conduct our affairs at minimal compensation for at least one more year.

Executive Compensation:

     No Officer/Director has been compensated with salaries or any other form of remuneration. There will be minimal executive compensation for the next year, estimated at approximately $50,000.

     Offices/Directors will be reimbursed for any out-of-pocket expenses in the performance of their duties for the Company.

Facilities:

     We presently maintain two locations as stated below. We have other area locations in mind for the future, but have not targeted any other specific location.

USA

     Our executive offices and shop are located at 68A Lamar Street, W. Babylon, New York 11704. Such space consists of 2,000 Sq. Ft. of which 300 Sq.Ft are devoted to office and 1,700 Sq.Ft are devoted to the spray shop. The rent is on a month to month basis for $1,000 per month. The Company's relationship with the owners is such that renewal of any lease will be no problem.

San Jose, Costa Rica

     We maintain a wholly owned shop, Thermaltec de Costa Rica, Pavas, at 75 Oeste del Liceo, Antiqua Fab Rosago, Ultima bodega, San Jose, Costa Rica, Telephone 011-506-290-7591. The facility is 8,000 Sq.Ft. with 900 Sq. Ft. set aside for offices and 7,100 Sq. Ft. is dedicated to spray and machine shop areas. The lease is for five years, which commenced in January 1997 with a monthly rent of $1,500. Cost of living increases are built into the lease agreement. The location has four large lathes, four medium lathes, three large grinders, three milling machines, four drilling machines and other miscellaneous machine tools, two blast containers, a three-station spray room, 15 thermal spray guns including wire, powder arc, HV, and plasma (previously described) and miscellaneous work handling equipment.

     The business is subject to minor seasonal variations in Costa Rica. Such variations are influenced by planting and harvesting sugar and coffee with resulting shut down and repair of equipment being cyclical in nature.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1999, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares authorized is 10,000,000 shares of Common Stock, each of which is $.0001 per share par value. 998,500 shares of Common Stock have been issued and are outstanding as follows:

          Andrew Mazzone(1)                                 998,500 shares
          Directors and officers as a group                 998,500 shares

(1)Directors and Officers


                                   MANAGEMENT

There is currently one (1) occupied seat on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                                            DATE SERVICE
NAME                  AGE       OFFICE                        COMMENCED
----                  ---       ------                      ------------

Andrew Mazzone*       59        Chairman, President         December, 1995
                                /Secretary/Treasurer

* Indicates Board Member


     All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

     The Officers and Directors of the Company are set forth below.

     Andrew Mazzone
     Chairman, CEO & President

     Mr. Mazzone has been the chairman of the company since its inception. From 1970 until February 15, 1995, Mr. Mazzone was employed by Metco, Westbury, NY, a subsidiary of the Perkin Elmer Corp. The Company was acquired by a foreign holding corporation, which changed the Company's name to Sulzer Metco. Mr. Mazzone, as President, resigned from Sulzer Metco after the acquisition of the Company. Mr. Mazzone did so to pursue his belief that there is an unexploited opportunity in the thermal spray industry to set up industrial thermal spray shops around the world, excluding the areas of Europe and the United States. In this endeavor, he left Sulzer Metco on good terms and with the understanding that his strategy, if successful, would mean even more business for Sulzer Metco Corporation. Some of the highlights of Andrew Mazzone's Metco career include positions as Director of Logistics, Director of Sales and Marketing, Director of Manufacturing, Executive Vice President and President. Mr. Mazzone has degrees from Babson college, Babson Park, Massachusetts in finance and an advanced degree in economics, with a specialty in economic history. Mr. Mazzone will devote full time to the efforts of the Company

Executive Compensation

     The following table sets forth the annual remuneration for the highest paid officers and directors of the Company for the annual period ending December 31, 1999.

Name                    Capacities in Which                     Aggregate
                     Remuneration was Received                 Remuneration
-------------------------------------------------------------------------------
Andrew Mazzone         Chairman, President and Chief           $68,000.00
                       Executive Officer

Director Compensation

     Our directors receive no compensation for their services as directors.

Directors and Officers Insurance

     We are exploring the possibility of obtaining directors and officers ("D & O") liability insurance. We have obtained several premium quotations but have not entered into any contract with any insurance company to provide said coverages. There is no assurance that we will be able to obtain such insurance.

                              CERTAIN TRANSACTIONS

Issuance of Stock:

     On November 21, 1995, the Company issued 1,500,000 shares to the Company's founders, promoters, and affiliates of the Company in the names of Andrew Mazzone and Chris De Primo. The issuance to the shares were pursuant to Section 4/2 of the Securities Act of 1933.

Planned Merger:

     On December. 11, 1998--Thermaltec International, Corp. announced that it had entered into a Letter of Intent with Solar Communications Group, Inc. (SCG) of Millville, N.J. for the merger of Solar Communications into TTI. The specific details of the merger and its timing were released by SCG on Monday, Dec. 14. It had been anticipated that, at the effective time of the merger, the shareholders of Solar Communications would receive 67,500,000 shares of the common stock of TTI representing approximately 96% of the outstanding shares of TTI common stock.

     Prior to the merger, TTI would take all necessary steps to transfer all of its assets, ongoing business activities and liabilities to Panama Industries, Ltd. A wholly owned subsidiary of TTI except for a minimal amount of cash and certain net operating loss tax carry forwards. After the merger, TTI would conduct the business formerly conducted by SCG in the name of Panama Industries, Ltd. The stockholders of TTI (as of the date of May 28, 1999) would receive one share of Panama Industries, Ltd in addition to each share held in TTI.

     Consummation of the merger would have been subject to a number of conditions, including without limitation the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals, and the registration of the shares of TTI common stock pursuant to a registration statement filed under Form S-4 of the Securities Act of 1933, as amended, to be issued in conjunction with the merger and all appropriate state regulatory authorities.

     SCG, which is privately owned, was formed in 1996 to provide quality communications alternatives to the business community. TTI is a metallurgical engineering company specializing in the development of new solutions for the prevention of surface wear on industrial equipment.

     On December 13, 1999 TTI received notice from the Securities and Exchange Commission that it would be obligated to register the shares of its Panama Industries, Ltd. (Panama) spin off under the Securities Act of 1933. The Panama spin off would have resulted from the proposed merger of TTI and Comanco Communications, Inc. (formally Solar Communications, Inc.). On December 9, 1999, TTI requested that Comanco grant it a 45 day extension from December 31, 1999 to February 15, 2000 to enable TTI to register the Panama shares.

     Although TTI could not be assured that the registration would be completed by February 15, 2000, since most of the information for Panama registration was available as part of the TTI/Comanco merger process, TTI felt that this was a reasonable expectation. TTI agrees that both parties put in a strong effort too complete this merger, for its part TTI wanted to continue and com-plete the merger process. As Comanco indicated in their press release of December 13, 1999, they exercised their right to terminate on December 31, 1999. TTI strongly regrets that Comanco did not grant the requested extension.

     On the following dates, the company entered into nonbinding Letters of Intent with the following companies to explore the possibility of acquisitions:

Edgement Management, Inc. - 1/29/00
High Velocity Technology - 2/3/00
Viaplex Communications, Inc.- 2/4/00

     Exploration and investigation are now being done by the company to determine whether a binding contract should be entered into between these three companies and TTI. As of March 16, 2000, no such contracts have been signed. If such contracts are signed and acquisitions consummated it would indicate a change in the direction of the company, since two of the three companies are not in the thermal spray business.

                           DESCRIPTION OF SECURITIES

General

     We are authorized to issue 10,000,000 shares of Common Stock, at a par value $.0001 per share. As of 2/29/2000 there are 2,763,784 shares of Common Stock outstanding.

Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption pro-visions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and nonassessable.

     There are approximately 1,815,000 shares of Common Stock outstanding that are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act.

Price Ranges of Thermaltec Common Stock

     Thermaltec's common stock is quoted on the OTC Bulletin Board under the symbol "THRM". The following table sets forth the range of the high and low bid quotations of the Thermaltec common stock on the OTC Bulletin Board for the periods indicated:

                                             High                        Low
                                             ----                        ---
THREE MONTHS ENDED
December 31, 1996                          $1.500                     $1.245
March 31, 1997                              1.563                       .494
June 30, 1997                               1.000                       .347
September 30, 1997                           .874                       .500
December 31, 1997                           1.248                       .688
March 31, 1998                               .968                       .341
June 30, 1998                               1.063                       .500
September 30, 1998                           .751                       .247
December 31, 1998                           4.926                       .235
March 31, 1999                              5.770                      2.509
June 30, 1999                              17.465                      6.015
September 30, 1999                          8.625                      7.625
December 30, 1999                             .87                        .68

The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not necessarily represent actual transactions.

Thermaltec A Warrants

     As of the date of this document, there were 193,400 Thermaltec common stock purchase warrants outstanding, held of record by 11 persons. Each warrant entitles the registered holder thereof to purchase one share of Thermaltec common stock, at a price of $1.00 per share, subject to adjustment in certain circumstances, on or before June 2, 2000. Any share of Thermaltec common stock issued pursuant to the exercise of a warrant would be a restricted security. Such shares may not be sold unless registered under the Securities Act of 1933 or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

Liquidation Rights

     In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

                              STOCK TRANSFER AGENT

     Our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., Box 361, Holbrook, NY 11741.

                                 LEGAL MATTERS

     There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

                          Index to Financial Statements

              Thermaltec International Corporation and Subsidiaries

                                    CONTENTS


                                                                       Page

INDEPENDENT AUDITORS' REPORT ............................................F-2

Consolidated Balance Sheets as of December 31, 1999 and
 September 30, 1999, 1998 and 1997 ......................................F-3

Consolidated Statements of Operations and Comprehensive Income
 for the periods ending December 31, 1999 and
 September 30, 1999, 1998 and 1997 ......................................F-4

Consolidated Statements of Stockholders' Equity for the periods ending December 31, 1999 and September 30, 1999, 1998 and 1997 .........F-5

Consolidated  Statements of Cash Flows for the periods
 ending  December 31, 1999 and September 30,1999,
 1998 and 1997 ..........................................................F-6

Consolidated Notes to the Financial Statements ..........................F7-F12

            [LETTERHEAD OF CAPRARO, CENTOFRANCHI, KRAMER & CO. P.C.]

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Thermaltec International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                 /s/ Capraro, Centofranchi, Kramer & Co, P.C.
                                     Capraro, Centofranchi, Kramer & Co, P.C.


South Huntington, New York
February 9, 2000, except for note 13,
as to which the date is February 15, 2000

                 Thermaltec International Corp. and Subsidiaries

                           Consolidated Balance Sheets

                                                                                                                         (Unaudited)
                                                                           as of            as of            as of            as of
                                                                         9/30/97          9/30/98          9/30/99         12/31/99
                                                                     -----------      -----------      -----------      -----------
Assets
  Current Assets
    Cash and Cash Equivalents                                        $     4,792      $     5,604      $   131,278      $    86,321
    Trade Accounts Receivable                                             71,869           61,496          159,448          180,974
    Inventory                                                             30,182           65,088           19,779           25,793
    Prepaid and Other Current Assets                                       7,686            9,292            1,492            1,595
                                                                     -----------      -----------      -----------      -----------
    Total Current Assets                                                 114,529          141,480          311,997          294,683
                                                                     -----------      -----------      -----------      -----------

Fixed Assets

    Machinery and Equipment                                              176,121          145,523          185,879          185,879
    Leasehold Improvements                                                51,104           40,120           40,120           40,120
                                                                     -----------      -----------      -----------      -----------
       Gross Fixed Assets                                                227,225          185,643          225,999          225,999
    Less: Accumulated Depreciation                                       (46,284)         (65,926)         (81,749)         (87,077)
                                                                     -----------      -----------      -----------      -----------
    Net Fixed Assets                                                     180,941          119,717          144,250          138,922
                                                                     -----------      -----------      -----------      -----------
Other Assets

    Organization Costs, Net of Amortization                               12,193            7,889             --
    Other Assets                                                             339            3,120            5,090            5,071
                                                                     -----------      -----------      -----------      -----------

    Total Other Assets                                                    12,532           11,009            5,090            5,071
                                                                     -----------      -----------      -----------      -----------

Total Assets                                                         $   308,002      $   272,206      $   461,337      $   438,676
                                                                     ===========      ===========      ===========      ===========

Liabilities and Stockholders' Equity (Deficit)
    Current Liabilities
         Notes Payable                                               $    42,114      $    44,495      $    25,639      $    26,604
         Vendor Accounts Payable                                          68,067           79,958          176,001          213,441
         Other Liabilities                                                71,513           89,309           37,732           45,020
         Shareholder Loan                                                103,667          105,642          425,904          447,571
                                                                     -----------      -----------      -----------      -----------
    Total Current Liabilities                                            285,361          319,404          665,276          732,636
                                                                     -----------      -----------      -----------      -----------
Long-Term Liabilities
Long-Term Debt Less Current Maturities                                    40,745           20,764           44,290           37,057
                                                                     -----------      -----------      -----------      -----------

Total Liabilities                                                        326,106          340,168          709,566          769,693
                                                                     -----------      -----------      -----------      -----------

Common Stock (Authorized 10,000,000 shares,
    $.0001 Par Value; issued & outstanding: 2,608,118)                       205              239              261              261
Additional Paid-in Capital                                               787,796        1,122,762        1,902,407        1,902,407
Retained Earnings (Deficit)                                             (814,695)      (1,217,379)      (2,175,983)      (2,262,066)
Accumulated Other Comprehensive Income:
     Foreign Currency Translation Adjustment                               8,590           26,416           25,086           28,381
                                                                     -----------      -----------      -----------      -----------
Total Stockholders' Equity (Deficit)                                     (18,104)         (67,962)        (248,229)        (331,017)
                                                                     -----------      -----------      -----------      -----------
Total Liabilities and Stockholders' Equity (Deficit)                 $   308,002      $   272,206      $   461,337      $   438,676
                                                                     ===========      ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp. and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income

                                                                                                        (Unaudited)
                                                    For the           For the           For the           For the
                                                  year ending       year ending       year ending     3 months ending
                                                    9/30/97           9/30/98           9/30/99           12/31/99
                                                  -----------       -----------       -----------     ---------------
Sales                                             $   442,264       $   275,846       $   408,987       $    57,057

Cost of Sales                                         250,176           154,511           316,257            35,327
                                                  -----------       -----------       -----------       -----------
Gross Profit                                          192,088           121,335            92,730            21,730

General and Administrative Expenses                   451,807           524,019         1,051,334           107,813
                                                  -----------       -----------       -----------       -----------
Net Loss                                             (259,719)         (402,684)         (958,604)          (86,083)
                                                  -----------       -----------       -----------       -----------

Other Comprehensive Income:
   Foreign Currency translation adjustments             8,338            17,826            (1,330)            3,295
                                                  -----------       -----------       -----------       -----------
Total Comprehensive Income (Loss)                   ($251,381)         (384,858)        ($959,934)         ($82,788)
                                                  ===========       ===========       ===========      ============
Basic and Diluted Loss per Share                       ($0.13)           ($0.19)           ($0.38)           ($0.03)
                                                  ===========       ===========       ===========      ============
Weighted Average Number of Shares Outstanding       2,046,750         2,105,489         2,490,420         2,608,118
                                                  ===========       ===========       ===========      ============

          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp. and Subsidiaries
            Consolidated Statements of Stockholders' Equity (Deficit)
                For the Years Ended September 30, 1997, 1998, 1999
                  and the Three Months Ending December 31, 1999

                                                   Common Stock                                           Accumulated
                                               -------------------        Additional     Retained            Other
                                               Number of                    Paid-in      Earnings        Comprehensive
                                                Shares      Amount          Capital      (Deficit)           Income         Total
                                               -------------------       ----------    -----------      -------------     ---------
Beginning Balance                              2,034,750     $203         $  771,797      ($554,976)            $252       $217,276
   Net Loss for the
   year ended 9/30/1997                                                                    (259,719)                       (259,719)

   Stock Issued for services during
   the year ended 9/30/97                         16,001        2             15,999                                         16,001

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                     8,338          8,338
                                              ----------     ----         ----------    -----------       ----------      ---------
Balance September 30, 1997                     2,050,751      205            787,796       (814,695)           8,590        (18,104)
   Net Loss for the
   year ended 9/30/1998                                                                    (402,684)                       (402,684)

   Stock sold during the year
   ended 9/30/98                                 288,600       28            276,972                                        277,000


   Stock issued for services                      58,000        6             57,994                                         58,000

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                    17,826         17,826
                                              ----------     ----         ----------    -----------       ----------      ---------
Balance September 30, 1998                     2,397,351      239          1,122,762     (1,217,379)          26,416        (67,962)
   Net Loss for the
   year ended 9/30/99                                                                      (958,604)                       (958,604)

   Stock sold during the year                          0        0                  0
   ended 9/30/99

   Warrants exercised during the year
   ended 9/30/99                                 108,200       11            106,938                                        106,949

   Stock issued in lieu of cash repayment of
   shareholder during the year ended 9/30/99      30,000        3             29,997                                         30,000

   Stock issued for services                      72,567        8            642,710                                        642,718

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                    (1,330)        (1,330)
                                              ----------     ----         ----------    -----------       ----------      ---------
   Balance September 30, 1999                  2,608,118     $261         $1,902,407    ($2,175,983)         $25,086      ($248,229)

   Net Loss for the
   year ended 12/31/99                                                                      (86,083)                        (86,083)

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                     3,295          3,295
                                              ----------     ----         ----------    -----------       ----------      ---------
   Balance December 31, 1999                   2,608,118     $261         $1,902,407     $2,262,066       $   28,381      ($331,017)
                                              ==========     ====         ==========    ===========       ==========      =========

           See accompanying notes to consolidated financial statements

                 Thermaltec International Corp. And Subsidiaries
                      Consolidated Statements Of Cash Flow

                                                                                                                         (Unaudited)
                                                                    For the year     For the year     For the year     For the three
                                                                          ending           ending           ending     months ending
                                                                         9/30/97          9/30/98          9/30/99          12/31/99
                                                                    -----------------------------     ------------     ------------
Cash Flows from Operating Activities:
  Net Loss                                                             ($259,719)       ($402,684)       ($958,604)       ($ 86,083)
                                                                       ---------        ---------        ---------        ---------
  Adjustments to reconcile net loss to
  net cash used in operating activities:
    Depreciation & Amortization                                           30,665           34,901           23,712            5,328
    Common Stock Issued for Services                                      16,001           58,000          642,718             --
    Loss on Disposal of Assets                                              --             19,680             --
    (Increase) decrease in:
      Receivables                                                        (19,183)          10,373          (97,952)         (21,526)
      Inventories                                                        (23,829)          (5,416)          45,309           (6,014)
      Prepaid and other current assets                                    (7,686)          (1,606)           7,800             (103)
      Other Assets                                                           (25)          (2,781)          (1,970)              19
    Increase (decrease) in:
      Accounts Payable                                                    (9,272)          11,891           96,043           37,440
      Accrued Expenses and Other Current Liabilities                       9,475           58,409          (51,577)           7,288
                                                                       ---------        ---------        ---------        ---------
    Total Adjustments                                                     43,804          183,451          664,083           22,432
                                                                       ---------        ---------        ---------        ---------
    Net cash used in operating activities                               (215,915)        (219,233)        (294,521)         (63,651)
                                                                       ---------        ---------        ---------        ---------
Cash Flows from Investing Activities:
  Purchases of Fixed Assets & Leasehold Improvements                    (125,502)         (18,543)         (16,857)
                                                                       ---------        ---------        ---------        ---------
  Cash Flows from Financing Activities:
  Proceeds from sale of shares net of offering costs                        --            277,000          106,949             --
  Proceeds from issuance of Notes Payable                                 15,953             --               --               --
  Repayments of Notes Payable                                               --            (17,600)         (18,830)          (6,268)
  Net proceeds (repayments) of Shareholder Loans                         103,667          (38,638)         350,263           21,667
                                                                       ---------        ---------        ---------        ---------
Net cash provided by financing activities                                119,620          220,762          438,382           15,399

Effect of Exchange on Cash                                                 8,337           17,826           (1,330)           3,295

Net increase (decrease) in cash and cash equivalent                     (213,460)             812          125,674          (44,957)

Cash & Cash Equivalents, Beginning of Period                             218,252            4,792            5,604          131,278
                                                                       ---------        ---------        ---------        ---------
Cash & Cash Equivalents, End of Period                                 $   4,792        $   5,604        $ 131,278        $  86,321
                                                                       =========        =========        =========        =========

                 See accompanying notes to financial statements.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

1.   MERGER WITH CAMANCO COMMUNICATIONS, INC.

     On December 11, 1998 the Company entered into an agreement with Solar Communication Group, Inc. (later renamed Camanco Communications, Inc.) of Millville, New Jersey. Under the terms of this agreement, the Company was to increase its number of authorized shares to 70,000,000. The Company would then acquire all of the outstanding shares of Camanco in exchange for 59,500,000 of its shares, with the current shareholders of the Company retaining their existing shares in the Company. The current owners of Camanco would then become the majority shareholders of the Company; this is a process that is sometimes referred to as a "reverse merger". The consummation of the merger was subject to a number of conditions, including the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals as well as the registration of the shares of the Company's common stock to be issued in conjunction with the merger with the SEC and with all appropriate state regulatory authorities.

     On December 13, 1999 Camanco exercised its option under the agreement to terminate the process.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATI0N/REPORTING ENTITIES

     The consolidated financial statements of Thermaltec International Corp. and Subsidiaries (the "Company") include the following entities:

     THERMALTEC INTERNATIONAL CORP.

     Thermaltec International Corp. ("TTI") was incorporated in 1994 under the laws of the state of Delaware. TTI was organized for the purpose of engaging in the sale of thermal sprayed coatings to individual customers in the United States and other countries. TTI also serves as the parent company, which acts as a holding company for its subsidiaries and provides administrative support to the operations of the Company. In May 1999, all operating assets and liabilities of Thermaltec were transferred into Panama Industries.

     THERMALTEC DE COSTA RICA, S.A.

     Thermaltec de Costa Rica, S.A. ("TCR") is a wholly-owned subsidiary located in San Jose, Costa Rica. TCR began operations during fiscal 1995, and provides thermal spray coatings to businesses and individuals throughout Costa Rica.

     METAL COATINGS, INC.

     Metal Coatings, Inc. ("MCI") was a majority-owned subsidiary located in San Juan, Puerto Rico. MCI began significant operations during fiscal 1997, and provided thermal spray coatings to businesses and individuals throughout Puerto Rico. On May 31, 1998 the operations of MCI ceased, and the remaining assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     THERMALTEC DOMINICANA, S.A.

     Thermaltec Dominicana, S.A. ("TDR") was a majority-owned subsidiary located in Santo Domingo in the Dominican Republic. TDR began significant operations in October 1996 and provided thermal spray coatings, as a market test, to businesses and individuals in the Santo Domingo metropolitan area. In February 1998, the operations of TDR ceased and the assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     PANAMA INDUSTRIES, LTD.

     Panama Industries was incorporated in March 1998, but was inactive and not part of the consolidated group until May of 1999. At that time, all operating assets and liabilities of Thermaltec were transferred into Panama.

     PRINCIPLES OF CONSOLIDATION

     All  material  intercompany   transactions  have  been  eliminated  in  the
     consolidated financial statements.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     Revenues from contracts with terms greater than one month are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. Where applicable, invoicing for time and materials on long-term contracts are recognized as revenue at the time of invoice. On short-term contracts with terms of less than one month, the completed contract method is utilized as it approximates the percentage-of-completion method. Funded research projects in which the Company provides the same services that it offers for sale in the regular course of business are recognized as revenue, at the amount invoiced.

     CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, the Company includes cash on deposit, money market funds, amounts held by brokers in cash accounts and funds temporarily held in escrow to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts   receivable  have  been  adjusted  for  all  known  uncollectible contracts; an allowance for doubtful contracts has not been provided, as the amount is not considered material.

     INVENTORIES

     Inventories and prepaid supplies consist of various materials and supplies utilized on construction contracts and are valued at the lower of cost (first-in, first-out) or market.

     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and, those which substantially increase useful lives, are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     INTANGIBLE ASSETS

     Organization Costs are being amortized on a straight-line basis over sixty months.

     EARNINGS (LOSS) PER SHARE

     The Company has adopted SFAS No. 128, "Earnings per Share", which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all publicly traded entities, as well as entities that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

     Basic EPS is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS gives effect to all dilutive potential common shares during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

     INCOME TAXES

     The Company has adopted Financial Accounting Standards Board Statement No. 109, " Accounting for Income Taxes". The Company files a consolidated Federal tax return, which includes all of the subsidiaries. Accordingly, Federal Income taxes are provided on the taxable income of the consolidated group. State income taxes are provided on a separate company basis, if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

     DEFERRED INCOME TAXES

     Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years' taxable income.

     FOREIGN EXCHANGE

     The Company and its subsidiaries treat the U.S. Dollar as their functional currency. Accordingly, gains and losses resulting from the translation of accounts designated in other than the functional currency are reflected in the determination of net income and have been immaterial.

     RECLASSIFICATIONS

     Certain  accounts  in  the  prior-year   financial   statements  have  been
     reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

     INTERIM FINANCIAL INFORMATION

     The financial information presented for the three month periods ended December 31,1999 is unaudited but, in the opinion of management, reflects all of the adjustments necessary for a fair presentation of such financial statements. The results of operations for the three month period ended December 31, 1999 are not necessarily indicative of the operating results to be expected for the year ended September 30, 2000.

     REPORTING COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" for the year ended September 30, 1999; all prior periods have been restated for purposes of comparison. This Statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

3.   SUPPLEMENTAL CASH FLOW INFORMATION

                                       For the period Ended:
                                           September 30,           December 31,
                                    1997      1998         1999        1999
                                    ----      ----         ----        ----
Cash paid for:
     Interest Expense            $ 10,070    $ 23,695     $33,191   $ 5,052
     Income taxes                $    967    $   959         --        --

     During the year ended September 30, 1999, the Company issued 30,000 shares of stock in lieu of cash repayment of a shareholder loan.

     During the year ended September 30, 1999, the Company had non-cash investing and financing transactions relating to purchases of new equipment totaling $23,500.

4.   INVENTORY                          For the period Ended:
                                            September 30,           December 31,
                                     1997         1998      1999       1999
                                    --------   --------   -------    --------
     Inventory consists of the
         following:
         Raw Materials              $ 30,182   $ 28,209   $19,779    $ 24,644
         Machinery held for Resale      --       36,879      --         1,149
                                    --------   --------   -------    --------
             Total Inventory        $ 30,182   $ 65,088   $19,779    $ 25,793
                                    ========   ========   =======    ========

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

5.   PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                                            For the period Ended:
                                           Estimated useful                  September 30,                          December 31,
                                              Life-years            1997                1998            1999            1999
                                           ----------------         ----                ----            ----            ----
     Machinery, equipment and furniture         5-10             $ 176,121           $ 145,523       $ 185,879        $185,879
      Leasehold improvements                    5-31.5              51,104              40,120          40,120           40,120
                                                                 ---------           ---------       ---------        --------
                                                                   227,225             185,643         225,999         225,999
     Less accumulated depreciation and
      amortization                                                  46,244              65,926          81,749          87,077
                                                                 ---------           ---------       ---------        --------
      Net property and equipment                                 $ 180,941           $ 119,717       $ 144,250        $138,922
                                                                ==========          ==========      ==========       =========

     Depreciation for the years ended September 30, 1999,1998 and 1997 was $ 15,823 $ 30,597 and $ 26,362, respectively. For the three months ended December 3l, 1999, depreciation was $ 5,328.

6.   LONG TERM DEBT

                                                                                     For the period Ended:
                                                                                          September 30,         December 31,
                                                                                    1997      1998      1999        1999
                                                                                  --------  --------  --------     -------
Line of credit - bank, $25,000 available, payable on
demand. In September, 1999, this was converted into
a term loan                                                                        $24,977   $24,977   $     0    $      0

Note payable - bank, due in monthly installments of $687
plus interest at prime plus 3%, expiring September, 2002,
This note is secured by substantially all of the Company's assets                        0         0    24,749    $ 22,687

Various equipment notes with terms expiring December, 1999
through September, 2003. The loans provide for monthly payments
of principal and interest. Interest rates range from 15-18%.                        57,882    40,288    45,180      40,974
                                                                                  --------  --------  --------     -------
                                                                                    82,859    65,259    69,929      63,661

           Less current maturities                                                  42,114    44,495    25,639      26,604
                                                                                  --------  --------  --------     -------

           Long term debt                                                         $ 40,745  $ 20,764  $ 44,290     $37,057
                                                                                  ========  ========  ========     =======

7.   SHAREHOLDER LOAN

     This amount represents the total due to certain shareholders of $425,904, $105,642, and $ 103,667 as of September 30, 1999, 1998 and 1997,
     respectively. At December 31, 1999, the total due was 447,571. This loan has no maturity and bears no interest.

8.   SALES TO MAJOR CUSTOMERS

     For the year ending September 30, 1999, one customer accounted for 39% of the Company's sales and 63% of accounts receivable. For the year ending September 30, 1998, one customer accounted for 10% of the Company's sales and 7% of accounts receivable. For the year ending September 30, 1997, one customer accounted for 32% of sales and 47% of the Company's accounts receivable balance. During the three months ended December 31, 1999, one customer accounted for 37% of sales and 15 % of accounts receivable.

9.   COMMITMENTS AND CONTINGENCIES

     LEASES

     TCR is currently obliged under a lease through January 2003 for its office space and shop space in Costa Rica. The lease calls for an annual rent of $ 24,276, due in monthly payments.

     TTI was obliged under a lease for its office space in West Babylon, NY, which expired July 1998 for a minimum annual rental of $ 13,200. TTI currently occupies this space on a month-to-month basis at a minimum annual rental of $13,800.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

     Total rental expense under cancellable and noncancellable operating leases was $30,196, $ 24,920 and $ 13,900 for the years ended September 30, 1999, 1998 and 1997, respectively. For the three months ended December 31, 1999, total rental expense was $ 9,369.

     Future minimum lease obligations under noncancellable leases are as follows:


     For the year ending,
     September 30, 2000                           $ 24,276
     September 30, 2001                             24,276
     September 30, 2002                             24,276
     September 30, 2003                              8,092
                                                  --------
                Total                             $ 80,920
                                                  ========

10.  COMMON STOCK

                                              September 30,         December 31,
                                      1997        1998        1999      1999
                                      ----        ----        ----      ----

     Common stock is as follows:

     Common stock, $.0001 par
     value, 10,000,000 shares
     authorized.

     Shares issued and
     outstanding                   2,050,751   2,397,351   2,608,118  2,608,118

     Par Value                          $205        $239        $261       $261

     Common Stock:

     During the year ended September 30, 1997, the Company issued 16,001 shares to outside providers of marketing services.

     During the year ended September 30, 1998, the Company issued 58,000 shares for services to outside consultants, as follows:

                                               Number of Shares          Amount
                                               ----------------         -------
     Marketing services                          27,000 shares          $27,000
     Technical services                          25,000 shares           25,000
     Financial services                           4,000 shares            4,000
     Registrar services                           2,000 shares            2,000

     During the year ended September 30, 1999, the Company issued 72,567 shares to outside consultants, as follows:

     Marketing  services                         35,067 shares         $326,937
     Legal services                              21,000 shares          219,188
     Financial & Administrative Services         16,500 shares           96,593

     For the year ended September 30, 1998, the Company completed the issuance of 271,600 shares of common stock at various prices of $ 0.75 to $ 1.50 per share and carried with them a warrant granting the right to purchase, for each share purchased, an additional share of Thermaltec common stock at a price of $ 1.00 per share. The warrants expire on June 2, 2000. At September 30, 1999 a total of 108,200 warrants had been exercised for an equal number of shares. The proceeds from the sale of these shares, net of registration fees, totaled $106,949.

     The Company also issued 17,000 shares of common stock at the price of $1.00 per share.

     On May 30, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit will consist of 1,000 Common shares and 750 B Warrants and 500 C Warrants to purchase additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, and sold in certain States which permit the offering to take place. The exercise price of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the termination date of the offering for the B Warrant and two years from the termination date of the offering for the C Warrant. The Warrants will expire two years after the date when they can first be exercised. Stockholders will be notified of the official termination date of the offering. The date will define the beginning time period of the respective warrant exercise rights. During the year ended September 30, 1999, the Company issued 30,000 shares of common stock in lieu of cash repayment of a shareholder loan.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED SEPTEMBER 30,1999,1998 AND 1997
           AND FOR THE THREE MONTHS ENDED DECEMBER 31,1999 (UNAUDITED)

11.  INCOME TAXES

     No provision for income taxes was recorded during the years ended September 30, 1999, 1998 and 1997, due to net losses being incurred. The Company does not anticipate having taxable income at September 30, 2000 and has not provided for a tax liability on an interim basis. At September 30, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $ 1,800,000 which would expire in 2014.

     The Company's effective tax rate in 1997, 1998 and 1999 differs from the federal statutory rate as a result of a full valuation allowance being provided against gross deferred tax assets.

     Deferred tax assets consist of the following components at:

                                                   September 30:
                                           1997          1998          1999
                                           ----          ----          ----
     Net operating loss carryforwards    $252,200      $382,000      $760,900
     Less: valuation allowance            252,200       382,000       760,900
                                         --------      --------      --------
       Total deferred                    $             $             $
                                         ========      ========      ========

     At September 30, 1999, 1998 and 1997 and at December 31, 1999, the Company provided a full valuation allowance against the gross deferred tax asset since, in management's judgment, it is more likely than not, such benefits will not be realized.

12.  GEOGRAPHIC INFORMATION

     The Company's revenues from external customers is derived from the following geographic markets:



                                                                  For the three
                                         For the year ended       months ended
                                            September 30:         December 31:
                                   1997          1998    1999         1999
                                   ----          ----    ----         ----
     United States (excluding
        Puerto Rico)              $341,604   $ 91,560   $217,778     $21,933
     Costa Rica                    100,660    179,367    191,209      35,124
     Puerto Rico                      --        4,919       --          --
     Dominican Republic               --         --         --          --
                                  --------   --------   --------     -------
         Total                    $442,264   $275,846   $408,987     $57,057
                                  ========   ========   ========     =======

13. SUBSEQUENT EVENTS

     On January 31, 2000, the Company signed a letter of intent to acquire the assets of Edge Management Inc. Edge Management is a privately-held firm in the Professional Employers Organization industry; it has current annual revenues of $ 43 million. The sale will be consummated by the issuance of 400,000 shares of Thermaltec common stock. The completion of the acquisition is subject to the usual due diligence process and any regulatory filings that may be required.

     On January 31, 2000, the Company signed a letter of intent to acquire one million shares, representing 10% of the outstanding shares of I(x)
     Partners, Ltd. I(x), based in Salem, NH, is active in the field of information technology, with a special emphasis on developing and enhancing real-time data processing systems by means of the Internet. The acquisition will be effected by the exchange of 200,000 shares of Thermaltec common stock. The completion of the acquisition is subject to the usual due diligence process.

     On February 4, 2000, the Company signed a letter of intent to acquire the assets of High Velocity Technology Inc., a privately held company in the thermal spray industry. The acquisition of High Velocity will be consummated by the exchange of 150,000 common shares of Thermaltec and $ 50,000 in cash for all of the assets of High Velocity. The completion of the acquisition is subject to the usual due diligence process and any required regulatory filings.

     On February 14, 2000, the Company signed a letter of intent to acquire the assets of Viaplex Communications, Inc. an Information Technology professional services company with specialized expertise in the design, implementation and support of enterprise multi-service networks and applications. The acquisition of Viaplex will be consummated by the exchange of 80,000 common shares of Thermaltec for all of the assets of Viaplex. The completion of the acquisition is subject to the usual due diligence process and any required regulatory filings.

ITEM 24. Indemnification of Officers and Directors

     At present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.

ITEM 26. Recent Sales of Unregistered Securities.

     (a)  Unregistered Securities Sold

               The following sets forth information relating to all previous sales of common stock by the Registrant which sales were not registered under the Securities Act of 1933.

               First Private Placement Offering:

               On February 9, 1995, the Company authorized the sale and placement of 1,000,000 shares of common stock to be offered in private transactions for 1,000,000 in Units of $1,000 for 1 Unit which consists of 1,000 shares ($1.00 per share). Such offering, as contained herein, utilizes the exemption from the registration provisions under Regulation D Rule 504, and certain States Rules where the offering took place. The offering terminated with the sale of 525,259 shares of common stock.

               Second Private Placement:

               In September of 1998 the Company sold Units in a private placement pursuant to Regulation D 504. Each purchasing Unit consisted of 1,000 shares of Common Stock, and 1,000 stock purchasing warrants at a price of $1,000 per purchasing Unit. The shares underlying the warrants were exercisable at $1.00 per warrant share. The offering terminated with the sale of 272,000 Units.

               Offering:

               On May 30, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions for 1,000,000 in Units of $1,000 for 1 Unit, which consists of 1,000 shares ($1.00 per share) and 750 B Warrants and 500 C Warrants to purchase additional shares of the company. Such offering, was filed with the State of New York, Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, and sold in certain States which permit the offering to take place.

               Warrants:

               There is no cost basis on the warrants to the purchasers of the Units offered as referred to in the Offering aforementioned. The exercise price for the warrants is $1.50 per B warrant share and $2.00 per C warrant share exercisable commencing one year from the termination date of the offering for the B warrant and two years from the termination date of the offering for the C warrant. The warrants will expire two years after the date where they can first be exercised. The warrants are detachable from the Units immediately upon issuance. Stockholders will be notified of the official termination date of the offering. This date will define the beginning time period of the respective warrant exercise rights.

               All investors had the opportunity to ask questions and receive answers from all of our officers, directors and employees. In addition, they had access to review all of our corporate records and material contracts and agreements.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Act of 1934, the registrant
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.


                          (Registrant)        THERMALTEC INTERNATIONAL, INC.



Date                                       By
    ---------------------------               ----------------------------------
                                              Andrew Mazzone, President and
                                              Chairman of the Board of Directors

                              ITEM 27. - EXHIBITS

                               Index to Exhibits
--------------------------------------------------------------------------------
  EXHIBITS
SEC REFERENCE       TITLE OF DOCUMENT                        LOCATION
   NUMBER
--------------------------------------------------------------------------------
   3.1              Articles of Incorporation             This filing page
--------------------------------------------------------------------------------
   3.2              Amendment to Articles                 This filing page
--------------------------------------------------------------------------------
   3.3              Bylaws                                This filing page
--------------------------------------------------------------------------------
  10.1              Lease Agreement on the premises       This filing page
                    Babylon, N.Y.
--------------------------------------------------------------------------------
  10.2              Lease Agreement on the premises       This filing page
--------------------------------------------------------------------------------
  10.3              Letters of Intent                     This filing page
--------------------------------------------------------------------------------
  11.1              Statement re: Computation             This filing page
                    of per share earnings
--------------------------------------------------------------------------------
  21.1              Subsidiaries of Thermaltec            This filing page
--------------------------------------------------------------------------------
  27.1              Financial Data Schedule               This filing page
--------------------------------------------------------------------------------